UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended December 31, 2015

AIR METHODS CORPORATION 401(K) PLAN

Air Methods Corporation
7301 South Peoria, Englewood, Colorado 80112

REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan (the “Plan”) as of and for the years ended December 31, 2015 and 2014, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firm, are provided beginning on page 1 attached hereto.

EXHIBIT

23.1 Consent of EKS&H LLLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Methods Corporation 401(k) Plan

Dated: June 27, 2016	By:	/s/ Peter Csapo
Chief Financial Officer
Air Methods Corporation
Plan Administrator

AIR METHODS CORPORATION 401(K) PLAN

Financial Statements
and Supplemental Information

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

AIR METHODS CORPORATION 401(K) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2015 and 2014	3

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2015 and 2014	4

Notes to Financial Statements	5

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2015	14

Schedule H, part IV, Question 4a – Schedule of Delinquent Participant Contributions for the Year ended December 31, 2015	15

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Plan Administrator and Benefits Committee

Air Methods Corporation 401(k) Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Air Methods Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Air Methods Corporation 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Plan Administrator, Committee, and Participants

Air Methods Corporation 401(k) Plan

Page Two

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, and schedule of delinquent participant contributions as of the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

June 27, 2016

Denver, Colorado

AIR METHODS CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Investments, at fair value:
Mutual funds and other	$223,998,258	217,572,998
Guaranteed interest account	13,787,638	13,941,166
Money market funds	6,461,153	6,552,976
Company stock	21,553,855	24,472,150
Total investments, at fair value	265,800,904	262,539,290

Participant notes receivable	7,906,902	8,037,659

Contribution receivable	1,173,602	—

Other receivables	—	8,501

Net assets available for benefits	$274,881,408	270,585,450

See notes to financial statements.

AIR METHODS CORPORATION 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	Years Ended December 31,
	2015	2014

Contributions
Employer	$11,111,721	9,055,343
Employee	23,412,974	21,041,418
Rollover	1,080,043	1,676,508
Total contributions	35,604,738	31,773,269

Investment income (loss)
Net realized and unrealized depreciation of investments	(13,072,571)	(8,734,078)
Dividends and investment interest	11,859,472	14,002,907
Net investment income (loss)	(1,213,099)	5,268,829

Interest on participant loans	409,762	373,658

Distribution to participants including administrative expenses and other	(30,505,443)	(28,746,424)

Net increase in net assets available for benefits	4,295,958	8,669,332

Net assets available for benefits
Beginning of year	270,585,450	261,916,118

End of year	$274,881,408	270,585,450

See notes to financial statements.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The Air Methods Corporation 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Air Methods Corporation (the “Employer”).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015. The Plan does not expect the adoption of ASU 2015-07 to have a material effect on its financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contributions Plan, and Health and Welfare Benefit Plans, consisting of three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II simplifies investment disclosure requirements for employee benefit plans. Part III permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with earlier application permitted. The Plan elected to adopt Part II for the year ended December 31, 2015, and adjusted financial statement disclosures for all periods presented. Parts I and III are not applicable to the Plan. Adoption did not have a material impact on the Plan’s financial statements.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies, continued

Investments

The Plan’s investments are managed by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan. The Plan’s investments are stated at their fair values. Air Methods Corporation common stock, which is traded on a national securities exchange, is valued based upon the last reported sales price on the last day of the Plan year. Mutual Funds are valued at quoted market prices. Money Market Funds are valued at cost plus accrued interest, which approximates fair value. Common/collective trusts are valued based upon the market value of the underlying investments. Changes in market values after the Plan year-end are not reflected in the accompanying financial statements.

Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statements of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan’s interest in the guaranteed interest account (“Stable Value Fund”) is based on the fair value of the Stable Value Fund’s underlying investments using the net asset information reported by the investment advisor in the audited financial statements of the Stable Value Fund at year end. As required, the statement of net assets available for benefits presents the fair value of the investment. No adjustment to the investments in fully benefit-responsive investment contracts from fair value to contract value was required for the years ended December 31, 2015 and 2014, as contract value approximated the estimated fair value as of December 31, 2015 and 2014.

As of December 31, 2015 and 2014, $13,787,638 and $13,941,166 respectively, was invested in the Stable Value Fund. The Stable Value Fund is a common/collective trust that is held in the general account of Fidelity. The Stable Value Fund invests in fully benefit responsive guaranteed investment contracts. The crediting interest rates are fixed for the life of the underlying investments or change quarterly. The average yields for the years ended December 31, 2015 and 2014, were approximately 1.64% and 1.41% respectively. The objective of the Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies, continued

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000, reduced by the highest outstanding loan balance in the prior twelve months, or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account. Loans to Plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. Participant loans are valued at their outstanding balance, which approximates fair value. New loans bear interest at the prime rate plus 2.00%, as of the loan inception date, and have maximum terms of five years, except for loans for primary residences, which may have a term of up to ten years. The interest rates on loans outstanding were between 4.25% and 9.25% at December 31, 2015, with maturity dates ranging from January 2016 to March 2035.

Note 2 - Plan Description

The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). The plan was amended on various dates in 2015 and 2014 through the adoption of the Fidelity Volume Submitter Plan Document Nos. 17 and 14, respectively. The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan’s assets and valuation of the individual participant’s accounts.

Employees who are over the age of 18 are eligible to participate in the Plan on the first day of the month following 30 days of service. Participants may enter the Plan immediately upon satisfaction of eligibility requirements. Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event of Plan termination, the participants would become 100% vested in their accounts. Each terminated participant is assessed an annual administrative fee which varies based upon the number of participants and rates negotiated by the Employer. All other administrative Plan expenses with the exception of loan and distribution fees are paid by the Employer.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 2 - Plan Description, continued

Contributions

The Employer may make discretionary matching contributions on behalf of eligible participants. During the years ended December 31, 2015, and 2014, the Employer contributed discretionary matching contributions equal to 70% of the first 8% of compensation. Discretionary matching contributions are funded on a payroll basis. Participants may annually contribute up to 60% of their annual compensation, subject to annual IRC limitations ($18,000 in 2015 and $17,500 in 2014). Participants who are age 50 years or older during the Plan year are eligible to make a catch-up contribution based on Internal Revenue Service (IRS) limitations. During 2014, the Employer ceased matching on catch-up contributions. The contributions are invested at the direction of the participant in a variety of investment options. The Plan also permits pre-tax rollover contributions from other qualified retirement plans. The Plan previously accepted after-tax employee contributions but no longer permits such contributions; however, those accounts are being maintained by the Plan.

Beginning in July 2013 through April 2014, the Employer erroneously calculated and contributed matching contributions on employee contributions over 8% of compensation. The error was discovered in March 2014. The Employer determined the amount over contributed to be $910,742 in 2013 and $686,747 in 2014. Those amounts and earnings thereon were removed from participant accounts and utilized to offset Employer matching contributions in 2014.

The Employer determined in 2014 that participant contributions totaling $2,273,833 and employer matching contributions totaling $1,322,310 were transferred late to the Plan for three pay dates in July and August 2013. These contributions were allocated to participant accounts in July and August 2013, and correction for lost earnings thereon were allocated to participant accounts in September 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Employer’s discretionary contributions and b) Plan earnings and losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement (age 59½), financial hardship, or termination of employment. Distributions are made in a lump-sum cash payment. Vested account balances up to but not exceeding $1,000 for terminated participants will be automatically distributed. Balances between $1,000 and $5,000 for terminated participants can also be rolled into an IRA at the election of the participant.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 2 - Plan Description, continued

Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan and requested a distribution as of December 31, 2015 or 2014.

Vesting

Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times. With the exception of matching contributions from two previous employers, which are subject to historical vesting schedules, vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

Years of Service	Non-Forfeitable Vested Percentage

1	33%
2	67%
3	100%

At December 31, 2015 and 2014, forfeited non-vested accounts totaled approximately $354,000 and $380,000, respectively. These accounts will be used to reduce future Employer contributions. During 2015 and 2014, forfeitures of $412,000 and $1,978,000, respectively, were utilized to reduce employer contributions.

Note 3 - Fair Value Measurements

Fair value accounting guidance defines fair value as the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs. This guidance establishes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices for identical assets in active markets;

Level 2:	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; or

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 3 - Fair Value Measurements, continued

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Company stock	$21,553,855	—	—	21,553,855

Mutual funds	223,998,258	—	—	223,998,258
Money market funds	6,461,153	—	—	6,461,153
Guaranteed interest account	—	13,787,638	—	13,787,638

Total assets measured at fair value	$252,013,266	13,787,638	—	265,800,904

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total

Company stock	$24,472,150	—	—	24,472,150

Mutual funds	217,572,998	—	—	217,572,998
Money market funds	6,552,976	—	—	6,552,976
Guaranteed interest account	—	13,941,166	—	13,941,166

Total assets measured at fair value	$248,598,124	13,941,166	—	262,539,290

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes to the valuation techniques used during the period.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 4 – Investments

Net depreciation in fair value for the years ended December 31, 2015 and 2014, including realized and unrealized gains and losses, was as follows:

	2015	2014

Mutual Funds	$(11,839,234)	(724,500)
Air Methods Corporation Common Stock	(1,233,337)	(8,009,578)

	$(13,072,571)	(8,734,078)

Note 5 - Federal Income Taxes

The Plan operates under an opinion letter dated March 31, 2014, from the IRS stating that the Plan constitutes a qualified Plan under section 401(k) of the IRC and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes, requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Risks, Uncertainties, and Concentrations

Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 6 – Risks, Uncertainties, and Concentrations, continued

As of December 31, 2015 and 2014, respectively, Fidelity ContraFund K ($28,391,731) and Spartan Extended Market Index Fund ($29,169,893) represented more than 10% of the Plan’s net assets available for benefits.

For the year ended December 31, 2015, Spartan Extended Market Index Fund ($1,541,946) and Fidelity Contra Fund K ($1,459,488) generated more than 10% of the Plan’s dividend and interest income. For the year ended December 31, 2014, Fidelity Contra Fund K ($1,720,113) and Fidelity Freedom 2030 K Fund ($1,484,346) generated more than 10% of the Plan’s dividend and interest income.

Note 7- Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of money market funds and mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Employer have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of Air Methods Corporation, the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

SUPPLEMENTAL INFORMATION

AIR METHODS CORPORATION 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

Employer Identification Number: 84-0915893                                Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

	American Beacon Small Cap Value Fund	Mutual fund	$3,775,231
	American Century Inflation Adjusted Bond Fund	Mutual fund	1,615,224
	American Funds Euro Pacific Growth Fund	Mutual fund	11,103,323
	Cohen & Steers Realty	Mutual fund	3,907,440
	EII Global Property Fund	Mutual fund	346,881
*	Fidelity ContraFund K	Mutual fund	28,391,731
*	Fidelity Freedom 2005 K Fund	Mutual fund	50,789
*	Fidelity Freedom 2010 K Fund	Mutual fund	1,901,939
*	Fidelity Freedom 2015 K Fund	Mutual fund	6,050,665
*	Fidelity Freedom 2020 K Fund	Mutual fund	12,191,775
*	Fidelity Freedom 2025 K Fund	Mutual fund	11,628,734
*	Fidelity Freedom 2030 K Fund	Mutual fund	16,166,789
*	Fidelity Freedom 2035 K Fund	Mutual fund	9,991,358
*	Fidelity Freedom 2040 K Fund	Mutual fund	10,010,278
*	Fidelity Freedom 2045 K Fund	Mutual fund	5,256,760
*	Fidelity Freedom 2050 K Fund	Mutual fund	3,431,081
*	Fidelity Freedom 2055 K Fund	Mutual fund	504,177
*	Fidelity Freedom 2060 K Fund	Mutual fund	7,792
*	Fidelity Freedom Income K Fund	Mutual fund	757,851
*	Fidelity Total Bond Fund	Mutual fund	13,039,859
	Hotchkis & Wiley High Yield Fund	Mutual fund	1,022,056
	Invesco Diversified Dividend Fund	Mutual fund	10,915,403
	Oakmark Equity & Income Fund	Mutual fund	7,326,652
	Spartan 500 Index Fund	Mutual fund	17,312,930
	Spartan Extended Market Index Fund	Mutual fund	24,884,752
	Spartan International Index Advantage	Mutual fund	5,950,913
	Spartan US Bond Index Fund Institutional	Mutual fund	5,174,592
	Vanguard Explorer Fund	Mutual fund	8,358,909
	Brokerage Link Account	Mutual fund and stocks	2,922,374
	Total mutual funds and other		223,998,258

*	Fidelity Retirement Government Money Market Fund	Cash and cash equivalent	6,461,153

	Morley Stable Value Fund	Guaranteed interest account	13,787,638

*	Air Methods Corporation Common Stock	Company stock	21,553,855

*	Participant loans maturity dates January 2016 to March 2035 secured by participant account balances	interest rates ranging from 4.25% to 9.25%	7,906,902

			$273,707,806

* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

AIR METHODS CORPORATION 401(k) PLAN

Form 5500, Schedule H, Part IV, Question 4a

Schedule of Delinquent Participant Contributions

For the year ended December 31, 2015

	Total that Constitute Non-Exempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$9,923	—	$9,923	—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

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